UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒                Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Bogota, December 26, 2017

MATERIAL INFORMATION

Regarding the news published by the Colombian newspaper Portafolio under the headline “Está lista la alianza entre Avianca y United Airlines” (The alliance between Avianca and United Airlines is ready) based on an interview with our CEO, in which he discusses the growth prospects of Avianca Holdings, the Company informs that:

•	The Company continues to advance in the negotiation of the terms and conditions of its strategic commercial alliance with United Airlines. However, as outlined by our CEO in the interview, the definitive terms and conditions are not finalized and have not been submitted for its consideration and approval by the Company’s relevant corporate bodies.

•	As decided by the board of directors of Avianca Holdings on January 31, 2017, the Company has been conducting legal, financial and operative diligence processes to seek a potential combination of AVH with OceanAir Linhas Aereas S.A. (Avianca Brasil) in terms reasonable and fair to both companies. After such processes are concluded, we will seek to enter into negotiations for a potential combination. If both parties reach an agreement, the definitive terms and conditions shall be subject to the consideration and approval of the relevant corporate bodies pursuant to the terms of the Company’s by-laws and other authorizations required under applicable law.

•	With regards to expansion plans to Mexico and Argentina, the Company is continuously exploring growth opportunities in those markets. However, as of today, the board of directors of Avianca Holdings has not taken any decision regarding specific investments in these countries.

Any other material information will be communicated to the market in accordance with applicable law as the Company has always done.

For more information, you can contact:

Investor Relations Office

+571 587 77 00 ext. 2474, 1349

ir@avianca.com

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version. Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca Holdings S.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A.—Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A.—LACSA, incorporated in Costa Rica, Transamérican Airlines S.A.—TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales S.A.—SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, and Isleña de Inversiones S.A. de C.V.—ISLEÑA, incorporated in Honduras.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 26, 2017

AVIANCA HOLDINGS S.A.

By:	/s/ Renato Covelo
Name: Renato Covelo
Title: Vice President Senior General Counsel